CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2009

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		March 31	December 31
	Note	2009	2008
Assets

Current assets
Cash and cash equivalents		$144,205,168	$33,549,118
Restricted cash		4,098,200	4,064,100
Amounts receivable		5,794,927	4,940,950
Inventory	5	13,015,850	8,246,093
Due from related parties	15	7,460	23,174
Held-for-trading financial instruments	6	222,992	79,960
Other receivable		945,901	912,900
Prepaid expenses		647,000	890,183
		168,937,498	52,706,478
Property, plant and equipment	7	66,205,258	48,849,185
Reclamation deposits	8	4,409,721	2,886,539
Available-for-sale financial instruments	9	1,268,033	899,624
Mineral property interests		257,639,616	259,858,656
Total Assets		$498,460,126	$365,200,482

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	11	$17,878,669	$26,276,562
Due to related parties	15	53,174	252,854
Current portion of long term borrowings	12(c)	949,335	916,745
		18,881,178	27,446,161

Long term borrowings	12	67,243,242	62,060,594
Future income taxes	13	11,730,449	14,747,392
Site reclamation obligations		3,870,122	3,738,380
		82,843,813	80,546,366
Shareholders' equity
Share capital	14(d)(e)(f)	565,584,559	428,656,646
Warrants	14(c)	29,325,165	24,005,896
Contributed surplus		27,102,149	21,599,521
Deficit		(227,349,770)	(217,267,111)
Accumulated other comprehensive income		2,073,032	213,003
		396,735,135	257,207,955

Total Liabilities and Shareholders' Equity		$498,460,126	$365,200,482

Segment disclosure	16
Contingencies and commitments	17
Subsequent event	18

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended March 31
	Note	2009	2008

Revenue		$11,861,384	$–

(Expenses) income
Production cost		(5,318,300)	–
Depletion charge		(1,851,875)	–
Exploration expenses (see schedule)		(3,938,578)	(3,137,552)
Pre-development expenses (see schedule)		(5,204,331)	(10,070,981)
Accretion of reclamation obligation		(5,136)	(17,339)
Conference and travel		(324,465)	(375,991)
Environmental impact study		(155,619)	–
Foreign exchange loss		(568,425)	(2,582,003)
Legal, accounting, and audit		(258,685)	(253,581)
Office and administration		(1,080,253)	(1,328,527)
Other income		48,940	6,603
Salaries and compensation
Salaries and wages		(1,375,040)	(1,989,330)
Stock-based compensation	14(b)	(4,944,649)	(1,019,219)
Shareholder communications		(147,631)	(148,266)
Trust and filing		(94,082)	(230,324)
Loss before the undernoted and income taxes		(13,356,745)	(21,146,510)
Interest expense		(68,266)	–
Interest income		465,354	1,169,394
Loss from associate		–	(351,446)
Mineral properties written off		(154,065)	–
Unrealized gain (loss) on held-for-trading financial instruments	6	143,032	(184,057)
Loss before income taxes		(12,970,690)	(20,512,619)
Future income tax recovery		2,888,031	3,500,050
Loss for the period		$(10,082,659)	$(17,012,569)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale financial instruments	9	368,409	(409,840)
Unrealized gain on foreign exchange translation of self-sustaining		1,491,620	–
foreign operations
Other comprehensive income (loss)		$1,860,029	$(409,840)

Total comprehensive loss for the period		$(8,222,630)	$(17,422,409)

Basic and diluted loss per share		$(0.04)	$(0.08)

Weighted average number of common shares outstanding		238,364,302	203,902,119

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended		Three months ended
	Note	March 31, 2009		March 31, 2008

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		215,166,542	$428,656,646	203,395,902	$390,139,711
Equity line: shares issued for cash, net of share issue costs	14(d)	2,846,800	3,910,984	–	–
Public offering: shares issued for cash, net of share issue costs	14(f)	115,000,000	132,981,729	–	–
Fair value of options exercised		–	–	–	631,070
Share purchase options exercised		–	–	723,000	1,229,960
Shares issued to CW Properties LLC, February 2009	14(e)	20,000	35,200	10,000	29,700
Share purchase warrants exercised		–	–	380,029	826,235
Balance at end of the period		333,033,342	$565,584,559	204,508,931	$392,856,676

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		49,180,312	$24,005,896	31,433,202	$17,934,934
Adjustment to warrants issued pursuant to Senior Secured Notes	14(c)(i)	8,248,240	–	–	–
Warrants issued pursuant to public offering, net of share issue costs	14(f)	57,500,000	5,319,269	–	–
Exercised		–	–	(380,029)	(207,686)
Balance at end of the period		114,928,552	$29,325,165	31,053,173	$17,727,248

Contributed surplus
Balance at beginning of the period			$21,599,521		$11,509,102
Stock-based compensation	14(b)		5,502,628		1,380,007
Share purchase options exercised, credited to share capital			–		(631,070)
Balance at end of the period			$27,102,149		$12,258,039

Deficit
Balance at beginning of the period			$(217,267,111)		$(132,395,033)
Loss for the period			(10,082,659)		(17,012,569)
Balance at end of the period			$(227,349,770)		$(149,407,602)

Accumulated other comprehensive income
Balance at beginning of the period			$213,003		$602,872
Unrealized gain (loss) on available-for-sale financial instruments	9		368,409		(409,840)
Accumulated unrealized gain on foreign exchange translation of			1,491,620		–
self-sustaining foreign operations
Balance at end of the period			$2,073,032		$193,032

Total Accumulated comprehensive loss at the end of the period			(225,276,738)		(149,214,570)

TOTAL SHAREHOLDERS' EQUITY			$396,735,135		$273,627,393

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31
	2009	2008

Operating activities
Loss for the period	$(10,082,659)	$(17,012,569)
Items not involving cash
Depreciation	771,262	454,257
Future income tax recovery	(2,888,031)	(3,500,050)
Unrealized (gain) loss on held-for-trading financial instruments	(143,032)	184,057
Loss from associate	–	351,446
Mineral properties written off	154,065	–
Non-cash stock-based compensation expense	4,944,649	1,380,007
Unrealized foreign exchange loss	1,290,962	3,547,254
Accretion reclamation obligation	5,136	17,339
Amortization charge	13,565	–
Depletion charge	1,851,875	–
Interest expense	102,025	–
Interest income	(27,693)	–

Changes in non-cash operating working capital
Amounts receivable	(853,977)	(114,236)
Prepaid expenses	243,183	134,209
Inventory	(4,769,757)	(4,919,334)
Accounts payable and accrued liabilities	(7,839,914)	1,324,232
Reclamation obligation	–	(13,410)
Cash used in operating activities	(17,228,341)	(18,166,798)

Investing activities
Mineral property acquisition costs	–	(41,060)
Purchase of equipment	(13,143,019)	(7,206,513)
Reclamation deposits	(1,520,413)	(456,413)
Cash used in investing activities	(14,663,432)	(7,703,986)

Financing activities
Common shares and warrants issued for cash, net of issue costs	142,211,982	1,848,509
Repayment of long term borrowings	(237,334)	–
Advances (to) from related parties	(183,966)	390,405
Cash generated from financing activities	141,790,682	2,238,914

Increase (decrease) in cash and cash equivalents	109,898,909	(23,631,870)
Cash and cash equivalents, beginning of period	33,549,118	78,362,954
Foreign exchange	757,141	(4,202,788)
Cash and cash equivalents, end of period	$144,205,168	$50,528,296

Supplementary Information
Interest received	$465,354	$1,169,394
Interest paid	$68,266	$–
Income taxes paid	$–	$–
Non-cash financing and investing activities
Fair value of stock options transferred to share capital on
options exercised from contributed surplus	$–	$631,070
Fair value of warrants issued with public offering	$5,750,000	$–
Increase in mineral property for future income taxes	$35,200	$29,700

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Year ended
Mineral Property Interests		March 31	December 31
	Note	2009	2008
Burnstone - Pre-development
Mine development
Establishment work		$–	$193,475
Equipment rental and services		–	892,541
Surface infrastructure		–	658,127
Portal construction		–	1,292,687
Underground access and infrastructure		–	5,558,031
Depreciation		–	1,144,751
Other cost
Access road		–	470,575
Operational cost		–	4,801,643
Long hole stoping pilot project		–	192,504
Waste rock dump		–	27,063
Vertical shaft		–	7,778,719
Energy project		–	86,256
Permanent infrastructure - surface		–	582,674
Pre-development expenses before the following		–	23,679,046
Office and administration		–	414,214
Pre-development expenses incurred during the period		–	24,093,260
Cumulative pre-development expenditures, beginning of period		39,173,505	15,080,245
Cumulative pre-development expenditures, end of period		39,173,505	39,173,505

Hollister - Pre-development
Depreciation		192,055	1,673,964
Surface infrastructure		–	1,880,509
Underground access and infrastructure development		4,072,975	25,274,165
Interest paid		102,025	–
Operational costs		837,276	9,013,695
Pre-development expenses before the following		5,204,331	37,842,333
Office and administration		–	661,970
Pre-development expenses incurred during the period		5,204,331	38,504,303
Cumulative pre-development expenditures, beginning of period		56,854,588	18,350,285
Cumulative pre-development expenditures, end of period		62,058,919	56,854,588

Total pre-development expenses before the following		5,204,331	61,521,379
Office and administration		–	1,076,184
Total pre-development expenses incurred during the period		5,204,331	62,597,563
Cumulative pre-development expenditures, beginning of period		96,028,093	33,430,530
Cumulative pre-development expenditures, end of period		$101,232,424	$96,028,093

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Year ended
Mineral Property Interests		March 31	December 31
	Note	2009	2008
Burnstone - Exploration
Assays and analysis		$7,047	$40,817
Drilling		62,946	2,342,178
Engineering		–	62,128
Environmental, socio-economic and land		2,669	(77,592)
Equipment rental		–	19,461
Geological		–	669,751
Graphics		–	5,596
Property fees and exploration option payments		–	7,749
Site activities		39,665	182,379
Exploration expenses before the following		112,327	3,252,467
Office and administration		–	56,895
Exploration expenses incurred during the period		112,327	3,309,362
Cumulative exploration expenditures, beginning of period		31,042,717	27,733,355
Cumulative exploration expenditures, end of period		31,155,044	31,042,717
Hollister - Exploration
Assays and analysis		80,915	1,348,040
Drilling		1,792,193	8,316,210
Engineering		–	66,888
Geological		–	(19,146)
Graphics		–	3,578
Property fees and exploration option payments		–	133,747
Site activities		1,392,288	1,367,880
Exploration expenses before the following		3,265,396	11,217,197
Office and administration		–	196,221
Exploration expenses incurred during the period		3,265,396	11,413,418
Cumulative exploration expenditures, beginning of period		45,195,303	33,781,885
Cumulative exploration expenditures, end of period		48,460,699	45,195,303
Rusaf Gold - Exploration
Assays and analysis		66,406	938,192
Care and maintenance cost		234,993	–
Depreciation		73,708	218,553
Drilling		–	2,492,273
Engineering		4,292	186,313
Environmental, socio-economic and land		5,613	13,091
Equipment rental		–	477,055
Freight		25,851	450,618
Geological		–	935,816
Graphics		–	16,494
Property fees and exploration option payments		31,249	329,373
Site activities		61,462	1,481,027
Exploration expenses incurred, during the period		503,574	7,538,805
Cumulative exploration expenditures, beginning of period		7,538,805	–
Cumulative exploration expenditures, end of period		$8,042,379	$7,538,805

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Year ended
Mineral Property Interests	Note	March 31	December 31
		2009	2008
Other - Exploration
Assays and analysis		$–	$284,553
Depreciation		5,181	14,459
Drilling		–	6,605
Engineering		–	62,721
Environmental, socio-economic and land		4,500	–
Equipment rental		11,242	139,746
Freight		–	141,198
Geological		22,901	473,250
Property fees and exploration option payments		745	103,863
Site activities		12,712	384,967
Transportation		–	29,790
Exploration expenses incurred during the period		57,281	1,641,152
Cumulative exploration expenditures, beginning of period		4,169,243	2,528,091
Cumulative exploration expenditures, end of period		4,226,524	4,169,243

Total exploration expenses before the following		3,938,578	23,649,621
Office and administration		–	253,116
Total exploration expenses incurred during the period		3,938,578	23,902,737
Cumulative exploration expenditures, beginning of period		87,946,068	64,043,331
Cumulative exploration expenditures, end of period		$91,884,646	$87,946,068

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). They do not include all the financial statement disclosures required for annual financial statements under GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the three month period ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2009. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s statement of operations.

(b) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

Effective January 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee (“EIC”) of the CICA relating to Abstract EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	Adoption of new accounting policies (continued)

(c) Mining Exploration costs (EIC174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment and is effective for financial statements issued after March 27, 2007. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

4.	Financial instruments

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

The carrying amounts and fair values of financial assets are as follows:

	March 31, 2009			December 31, 2008
	Designation	Estimated fair	Carrying	Estimated fair	Carrying
		value	value	value	value
Cash and equivalents	Held-for-trading	$144,205,168	$144,205,168	$33,549,118	$33,549,118
Restricted cash	Held-for-trading	4,098,200	4,098,200	4,064,100	4,064,100
Amounts receivable	Loans & receivables	5,794,927	5,794,927	4,940,950	4,940,950
Due from related	Loans & receivables	7,460	7,460	23,174	23,174
parties
Held-for-trading	Held-for-trading	222,992	222,992	79,960	79,960
financial instruments
Other receivable	Loans & receivables	945,901	945,901	912,900	912,900
Reclamation deposits	Other	4,409,721	4,409,721	2,886,539	2,886,539
Available-for-sale	Available-for-sale	1,268,033	1,268,033	899,624	899,624
financial instruments

Total financial assets		$160,952,402	$160,952,402	$47,356,365	$47,356,365

	Available-for-sale	Held-for-trading	Total
At January 1, 2009	$899,624	$37,693,178	$38,592,802
Cash movements during the period	-	110,690,150	110,690,150
Movements in fair value	368,409	143,032	511,441

Balance, March 31, 2009	$1,268,033	$148,526,360	$149,794,393

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments (continued)

Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk is as follows:

March 31, 2009

	GBP	US$	ZAR	CAD	Total
Cash and equivalents	$-	$28,965,711	$61,761,619	$53,477,838	$144,205,168
Restricted cash	-	-	4,098,200	-	4,098,200
Amounts receivable	-	4,253,416	844,628	696,883	5,794,927
Due from related parties	-	-	7,460	-	7,460
Held-for-trading	222,992	-	-	-	222,992
financial instruments
Loans	945,901	-	-	-	945,901
Reclamation deposits	-	1,506,658	686,963	2,216,100	4,409,721
Available-for-sale	1,267,975	-	58	-	1,268,033
financial instruments
Total financial assets	$2,436,868	$34,725,785	$67,398,928	$56,390,821	$160,952,402

The exposure of the Company’s financial assets to interest rate risk as at March 31, 2009 is limited to its investment in cash and cash equivalents of $144,205,168 as well as reclamation deposits and restricted cash which are invested at floating rates.

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	March 31, 2009		December 31, 2008
	Estimated fair	Carrying	Estimated	Carrying value
	value	value	fair value
Accounts payable and accrued	$17,878,669	$17,878,669	$26,276,562	$26,276,562
liabilities
Due to related parties	53,174	53,174	252,854	252,854
Long-term debt	68,192,577	68,192,577	62,977,339	62,977,339

Total financial liabilities	$86,124,420	$86,124,420	$89,506,755	$89,506,755

The exposure of the Company’s financial liabilities to currency risk is as follows:

March 31, 2009

	US$	ZAR	CAD	Total
Accounts payable and accrued	$10,294,375	$6,739,317	$844,977	$17,878,669
liabilities
Due to related parties	-	53,174	-	53,174
Long-term debt	40,268,333	27,924,244	-	68,192,577

Total financial liabilities	$50,562,708	$34,716,735	$844,977	$86,124,420

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments (continued)

Financial Liabilities (continued)

The exposure of the Company’s floating rate interest-bearing financial liabilities as at March 31, 2009 is as follows:

	Less than 1 year	2 – 5 years	More than 5 years
Project finance facility (refer note 12(a))	$-	$33 million	$15 million

Interest rate is linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at March 31, 2009 JIBAR was 9.75% (2008 - 12.06%).

The Senior Secured Notes issued in December 2008 and finance lease facility have fixed interest rates of 14% and 6.5% respectively and are therefore excluded from the above analysis (refer note 12(b) and 12(c) respectively). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as they are of a non-interest bearing nature.

5.	Inventory

	March 31	December 31
	2009	2008
Stores and materials	$433,141	$501,505
Unprocessed ore	12,582,709	7,744,588
	$13,015,850	$8,246,093

Cost of sales recognized in the statement of operations consists of direct and indirect mining costs, other overheads costs, depreciation of mining equipment and depletion of mineral properties. These costs have been included under production cost and depletion charge.

6.	Held-for-trading financial instruments

Kryso Resources Plc.	Number of	March 31	Number of	December 31
	warrants	2009	warrants	2008
Balance, beginning of the period	6,086,956	$79,960	5,000,000	$833,000
Addition – Kryso warrants received	-	-	1,086,956	15,820
Unrealized gain (loss) – warrants	-	143,032	-	(768,860)
Balance, end of the period	6,086,956	$222,992	6,086,956	$79,960

The Company fair valued its investment in Kryso Resources Plc (“Kryso”) warrants on March 31, 2009 based on the assumptions summarized below and an exchange rate of $1.80:1GBP.

	First grant	Second grant
Expected volatility	93.73%	101.89%
Risk free interest rate	5.0%	4.25%
Dividend	Nil	Nil
Remaining life	3.2 years	1.6 years
Exercise price	15 pence	15 pence
Expiry date	July 11, 2012	October 31, 2010

The unrealized gain of $143,032 is reported in the statement of operations for the period ended March 31, 2009.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7.	Property, plant and equipment

March 31, 2009
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,523,110	$147,124	$3,375,986
Mine development	18,111,801	-	18,111,801
Assets under construction	19,822,401	-	19,822,401
Site equipment	24,993,926	5,085,607	19,908,319
Leased assets	2,868,025	136,573	2,731,452
Vehicles	1,971,109	636,844	1,334,265
Computers	1,008,925	464,164	544,761
Office furniture and fixtures	789,432	413,159	376,273

	$73,088,729	$6,883,471	$66,205,258

December 31, 2008
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,458,030	$119,774	$3,338,256
Mine development	7,293,864	-	7,293,864
Assets under construction	14,661,221	-	14,661,221
Site equipment	22,421,886	3,958,820	18,463,066
Leased assets	2,769,566	32,971	2,736,595
Vehicles	1,910,334	492,478	1,417,856
Computers	946,391	389,818	556,573
Office furniture and fixtures	770,741	388,987	381,754

	$54,232,033	$5,382,848	$48,849,185

As at March 31, 2009, $37,934,202 (December 31, 2008, $21,955,085), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Equipment held under finance leases is amortized over its estimated useful life of 7 years. The carrying value of these assets was $2,731,452 as at March 31, 2009 (2008: $2,736,595). Leased assets are pledged as security for the related finance leases (refer note 12(c)).

8.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheets are as follows:

	March 31	December 31
	2009	2008
Balance, beginning of the period	$2,886,539	$1,720,456
Guarantee – Burnstone Property	52,614	144,210
Investments – Burnstone Property	25,215	185,221
Reclamation Bond – Hollister Property	-	850,000
Guarantee – Puma Gold	-	1,967
Reclamation Bond – Esmeralda Property	1,442,584	-
Exchange gain (loss)	2,769	(15,315)
Balance, end of the period	$4,409,721	$2,886,539

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

9.	Available-for-sale financial instruments

	March 31	December 31
	2009	2008
Balance, beginning of the period	$899,624	$3,326,084
Kryso shares
Addition	-	274,798
Unrealized gain (loss)	368,409	(2,701,263)
Rand Mutual Assurance	-	5
Balance, end of the period	$1,268,033	$899,624

The components of available-for-sale financial instruments are:

	Shares	Cost	Fair value adjustment	Amount
Kryso Resources Plc	13,401,335	$2,997,950	$(1,729,982)	$1,267,968
Rand Mutual Assurance	22	65	-	65
Balance, March 31, 2009		$2,998,015	$(1,729,982)	$1,268,033

Kryso Resources Plc - Shares

On January 1, 2009, the Company held 13,401,335 shares equal to 15% of the common shares issued by Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired at an original cost of $2,997,950 and were subsequently revalued to their fair value of $899,559 on December 31, 2008, which was calculated based on the closing price of 3.75 pence per share and an exchange rate of $1.79:1GBP.

An unrealized gain of $368,409 for the quarter ended March 31, 2009 is reported in the Statement of operations and comprehensive loss under other comprehensive income and was calculated based on the closing price of 5.25 pence per share and an exchange rate of $1.80:1GBP.

10.	Mineral property interests

(a) Rusaf Properties, Russia and Republic of Tanzania

On April 1, 2008, the Company acquired the remaining 63% of Rusaf for a consideration of $22,883,180, payable in 6,613,636 Great Basin Gold common shares. The exchange ratio was one Great Basin Gold share for every 4.5 Rusaf shares.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10.	Mineral property interests (continued)

(a) Rusaf Properties, Russia and Republic of Tanzania (continued)

The aggregate purchase price was $31,662,942, calculated as follows:

Cash payment	$8,000,000
Equity loss recognized to date of acquisition	(1,147,473)
Issuance of 6,613,636 Great Basin common shares	22,883,180
Additional 22,041 shares issued to Rusaf shareholders	76,923
Fair value of share options and warrants	1,763,476
Transaction costs	86,836
$31,662,942

The acquisition was accounted for as a purchase of assets and the preliminary fair value of the assets acquired and liabilities assumed at the date of acquisition were as follows:

Cash and cash equivalents	$4,494,976
Receivables and prepaid expenses	489,063
Property and equipment	637,825
Exploration advances	328,402
Accounts payable and accrued liabilities	(94,866)
Mineral properties	36,466,782
Future income tax liability	(10,659,240)
$31,662,942

The allocation to mineral properties and future income tax liability balance is subject to change as the valuation process is completed.

The results of operations of Rusaf have been included in the consolidated financial statements of the Company commencing April 1, 2008.

(b) Puma Property, Republic of South Africa

On July 31, 2008 the Company issued 1,862,354 Great Basin common shares as consideration for a 100% interest in the assets of Puma. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total consideration price of $6,648,604.

The acquisition was accounted for as a purchase of assets and the preliminary fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$5,987
Accounts payable	(4,226)
Mineral property	9,223,272
Future income tax liability	(2,576,429)
$6,648,604

The allocation to mineral properties and future income tax liability balance is subject to change as the valuation process is completed.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	Accounts payable and accrued liabilities

	March 31	December 31
	2009	2008
Trade payables	$8,106,985	$12,250,484
Accrued liabilities	8,507,715	11,479,792
Leave liability	662,966	681,540
Bonus provision	601,003	1,864,746
	$17,878,669	$26,276,562

12.	Long term borrowings

	March 31	December 31
	2009	2008
Project finance facility (note 12(a))	$27,924,244	26,773,936
Senior secured notes (note 12(b))	37,943,851	33,766,950
Finance lease liability (note 12(c))	1,375,147	1,519,708
	$67,243,242	$62,060,594

(a) Project finance facility

The project finance facility has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at March 31, 2009 JIBAR was 9.75% . This facility is collateralized by a first mortgage bond over the Burnstone project.

(b) Senior secured notes

On December 12, 2008, the Company closed a senior secured note financing (the “Note Financing”), issuing a total of 51,500 units and raising gross proceeds of US$51,500,000 which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. The Notes mature at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010. The Notes bear interest of 14% per annum and are guaranteed on a joint and several bases by all of the Company’s Nevada subsidiaries and collateralized by their assets, being the Hollister Property and all other Nevada assets.

The fair value of the debt and equity components of the notes was apportioned using the relative fair value method with the fair value assigned to the warrants being recorded in equity.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

12.	Long term borrowings (continued)

(c)	Finance lease liability

	March 31	December 31
	2009	2008
Non-current	$1,375,147	$1,519,708
Current	949,335	916,745
	$2,324,482	$2,436,453

On November 15, 2008 the Company financed site equipment through a finance lease agreement, which is being repaid in 36 equal monthly installments.

Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,731,452 at March 31, 2009 (refer note 7).

13.	Future income taxes

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. These balances decreased mainly due to movement in recognized timing differences and foreign exchange movements.

14.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average		average remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2008	$2.82	17,242,396	2.30
Granted	$1.59	8,086,376
Cancelled	$2.98	(8,342,334)
Expired	$2.07	(36,000)
Forfeited	$3.10	(535,140)
Balance, March 31, 2009	$1.65	16,415,298	2.88

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(b)	Share option plan (continued)

Options outstanding at March 31, 2009 are as follows:

		Number of
	Exercise	options	Number of options
Expiry date	price	outstanding	exercisable
April 18, 2010	$2.68	16,667	-
December 31, 2010	$1.14	400,000	400,000
April 30, 2011	$2.45	450,000	450,000
April 18, 2012	$2.68	90,000	60,000
November 9, 2010	$3.12	190,000	126,666
February 4, 2011	$3.00	346,668	220,001
February 18, 2011	$2.95	50,000	33,333
March 18, 2011	$3.57	90,000	60,000
May 21, 2011	$3.47	180,000	60,000
August 18, 2011	$2.78	670,000	223,333
October 30, 2011	$1.50	1,145,000	381,667
December 11, 2011	$1.25	6,285,263	-
February 11, 2012	$1.75	4,621,900	-
April 10, 2013	$3.60	110,000	36,667
December 11, 2013	$1.25	254,800	-
January 14, 2014	$1.35	825,000	-
February 11, 2014	$1.75	690,000	-
Total		16,415,298	2,051,667
Average option price		$1.65	$2.25

Directors, employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $1.25 and vesting period of 24 months. The cancellation of these options was concluded on January 12, 2009.

The cancelled options were accounted for as cancellations in accordance with CICA 3870 where any carry forward cost not yet recognized was recognized immediately in the statement of operations. The new options issued were accounted for as modifications in accordance with CICA 3870, where the incremental value was recorded as additional cost measure by the difference between the fair value of the old options calculated on the modification date and the value of the new options at the modification date. The amount is recognized over the vesting period of the new option. Any remaining compensation cost for as yet unvested old options is also recognized over the new vesting period.

Costs previously recognized on forfeited options were, upon forfeiture, reversed through the statement of operations.

As at March 31, 2009, there were 2,051,667 options exercisable, with a weighted average exercise price of $2.25.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(b)	Share option plan (continued)

	Weighted		Weighted average
	average		remaining
Range of Exercise Price – Outstanding	exercise		contractual life
Options	price	Number of options	(years)
$ 1.00 - $ 1.24	$1.14	400,000	1.75
$ 1.25 - $ 1.49	$1.26	7,365,063	3.00
$ 1.50 - $ 1.74	$1.50	1,145,000	1.50
$ 1.75 - $ 1.99	$1.75	5,311,900	3.13
$ 2.25 - $ 2.49	$2.45	450,000	2.08
$ 2.50 - $ 2.99	$2.78	826,667	2.40
$ 3.00 - $ 3.49	$3.15	716,668	1.86
$ 3.50 - $ 3.99	$3.59	200,000	3.12
Total	$1.65	16,415,298	2.88

	Weighted
Range of Exercise Price – Exercisable	average	Number of
options	exercise price	options
$ 1.00 - $ 1.24	$1.14	400,000
$ 1.50 - $ 1.74	$1.50	381,667
$ 2.25 - $ 2.49	$2.45	450,000
$ 2.50 - $ 2.99	$2.78	316,666
$ 3.00 - $ 3.49	$3.11	406,667
$ 3.50 - $ 3.99	$3.58	96,667
Total	$2.25	2,051,667

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three months ended March 31, 2009 and 2008, which have been included in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2009	2008
Total compensation cost recognized, credited to contributed surplus	$5,502,628	$1,380,007
Compensation cost allocated to exploration and pre-development
expenses	-	(360,788)
Compensation cost allocated to bonus provision	(557,979)	-
	$4,944,649	$1,019,219

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(b)	Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended
		March 31
	2009	2008
Risk free interest rate	2.8%	3.3%
Expected life	3.3 years	3 years
Expected volatility	79%	57%
Expected dividends	Nil	Nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding			Outstanding
	Exercise	December			March
Expiry dates	price	31, 2008	Adjustment	Issued	31, 2009
April 20, 2009	$3.50	28,750,000	-	-	28,750,000
September 30, 2010	ZAR20.78	1,684,312	-	-	1,684,312
October 15, 2010 (note 14(f))	$1.60	-	-	57,500,000	57,500,000
December 12, 2011 (note 14(c)(i))	$1.25	18,746,000	8,248,240	-	26,994,240
		49,180,312	8,248,240	57,500,000	114,928,552

(i) Senior secured notes warrants

The Equity offering that closed on March 13, 2009 (refer note 14(f)) triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes (refer note 12(b)). The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agent’s warrants). No additional fair value was recorded with the increase of the warrants.

(d)	Share issuance, January; February 2009 - Equity line

In December 2008, the Company entered into an equity line agreement with an affiliate of Investec. The agreement provided that the Company could sell to Investec over the term of the agreement up to $4 million of common shares in tranches at a price which was to be calculated as 95% of prevailing market with a floor price of $1.12 per common share. The agreement terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38. After share issue costs of $18,446, net proceeds of $3,910,984 were recorded as share capital.

(e)	Share issuance, February 2009 - CW Properties LLC

On February 10, 2009, the Company issued 20,000 shares to CW Properties LLC in terms of the earn-in agreement on the Ganes Creek property. The shares have been valued at their quoted price of $1.76 per share on the date of issuance and were recorded as mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(f)	Share issuance, March 2009 - Public Offering

The Company completed a public offering on March 13, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”) thereby raising gross proceeds of $149,500,000. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

The Company paid the underwriters a commission of $9,970,000 and incurred other share issue costs of approximately $1,229,001 for net proceeds of $138,300,998 of which $132,981,729 has been recorded as share capital and $5,319,269 as warrants.

15.	Related party balances and transactions

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms- length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof.

During the three months ended March 31, 2009, the Company paid $186,355, for services rendered by a private company which has a director in common with the Company (2008: nil).

16.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	March 31	December 31
	2009	2008
Canada
Assets other than mineral property interests	$87,036,614	$22,610,226
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	1,492,547	1,551,261
Mineral property interests	36,466,782	36,466,782
United States
Assets other than mineral property interests	38,435,920	27,542,387
Mineral property interests	90,196,272	92,505,493
South Africa
Assets other than mineral property interests	113,855,429	53,637,952
Mineral property interests	130,976,561	130,886,380
Balance, end of period	$498,460,126	$365,200,482

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

16.	Segment disclosure (continued)

Revenue	March 31	December 31
	2009	2008
United States
Ore sales	$11,861,384	$24,716,323

During the quarter ended March 31, 2009 the Company generated net revenue of $11,861,384 (USD9,532,576) (2008: $nil) from its Hollister operation. The ore was sold under the terms of various toll milling agreements to Newmont Mining Corporation and Echo Bay Minerals Company.

17.	Contingencies and commitments

	(a)	Guarantee

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $29 million (R200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR 260 million) for the 812 Southgold shares. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

	(b)	Restricted cash

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

The Company, through its subsidiary Southgold, advanced $3.3 million (ZAR25 million) on October 10, 2008 and $0.8 million (ZAR6 million) on October 21, 2008 on Tranter Burnstone’s behalf to Investec Limited (“Investec”) to fund the short fall in a margin call account relating to a 2007 loan agreement between Tranter Burnstone and Investec. The funds deposited in this account accrue interest at an average rate of 11% per annum.

Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec served Tranter with a notice of default in December 2008. The refund of the Company’s cash deposited into the margin account is currently under discussion with Investec. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

18.	Subsequent event

Share options granted

The Company granted 2,380,000 options to directors on April 12, 2009 with an exercise price of $1.49 per common share and expiry date of April 12, 2014. These options represent the new options granted in respect of the options cancelled on January 12, 2009 (refer note 14(b)).